Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

June 3, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director – Office of Healthcare and Insurance

Re:	Cyclacel Pharmaceuticals, Inc.
Registration Statement on Form S-3, as amended
Originally filed April 29, 2016
File No. 333-211046

Ladies and Gentlemen:

We are submitting this letter on behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”) in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 9, 2016 (the “Comment Letter”) from Suzanne Hayes, Assistant Director – Office of Healthcare and Insurance, to Spiro Rombotis, the Company’s President and Chief Executive Officer, relating to the above-referenced registration statement on Form S-3 of the Company originally filed with the Commission on April 29, 2016 and as amended on May 2, 2016 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and its Amendment No. 2 to the Registration Statement on Form S-3 (the “Amendment”), which includes changes in response to the Staff’s comments.

For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comments and the heading used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., by representatives of the Company.

General

1.   Footnote 6 to the registration fee table indicates that you intend to rely on Rule 415(a)(6) under the Securities Act to include a total of $28,779,261 of unsold securities that had previously been registered under your registration statement on Form S-3 that was declared effective on April 22, 2013 (the “prior registration statement”). We note that this replacement registration statement was filed on April 29, 2016, which is more than three years past the date that the prior registration statement went effective. Because Rule 415(a)(6) requires that a replacement registration statement be filed “prior to the end of the three-year period described in paragraph (a)(5) [of Rule 415],” you do not appear to be eligible to rely on Rule 415(a)(6). Accordingly, please confirm that no offers or sales of previously registered securities have been made since April 22, 2016, the expiration date of the prior registration

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

June 3, 2016

statement. Please also amend this registration statement to remove footnote 6 to the registration fee table and other disclosure, if any, describing your reliance on Rule 415(a)(6). To the extent that you still intend to register the unsold securities from the prior registration statement, please refer to Securities Act Rules Compliance and Disclosure Interpretation 212.26 for guidance on the use of Rule 457(p).

Response: In response to the Staff’s comment, the Company has deleted the references to reliance on Rule 415(a)(6) and stated the Company’s intention to register the unsold securities from the prior registration statement pursuant to Rule 457(p).

Additionally, and following oral communications with the Staff, and as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed by the Company on May 13, 2016 (the “Form 10-Q”), on April 25, 2016 and prior to becoming aware that the prior registration statement expired on April 22, 2016, the Company sold 14,600 shares of its common stock at approximately $0.45 per share for an aggregate of approximately $6,570 (the “Sales”) under the prior registration statement pursuant to an at-the-market issuance agreement (the “Agreement”). Since becoming aware of the expiration of the prior registration statement, the Company has not offered any securities under the prior registration statement, and will not do so until a new shelf registration statement covering the sale of shares pursuant to the Agreement becomes effective. The Company has added the Form 10-Q to the list of documents that are incorporated by reference in the Amendment.

Exhibit Index, page II-6

2.   We note that you intend to file your forms of indenture by amendment or as exhibits to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act. Please be advised that these documents must be filed as exhibits to your registration statement prior to effectiveness, as this is when the indentures will be qualified pursuant to the Trust Indenture Act of 1939.

Response: In response to the Staff’s comment, we have filed the forms of Senior Indenture and Subordinated Indenture as exhibits to the Amendment.

Exhibit 5.1

3.   We note your statement on page 37 of your registration statement that “[t]he indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York...” We also note the statement in the legal opinion that counsel “do[es] not express any opinion as to the laws of any other jurisdiction other than the General Corporation Law of the State of Delaware and the United States federal laws.” In our view, counsel has not provided an opinion with respect to each relevant jurisdiction as it is not sufficient to state that “[m]embers of our firm are admitted to the Bar of the State of New York.” Please file a revised legal opinion that expressly states

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

June 3, 2016

that, at least with respect to the indentures and debt securities, counsel is opining as to the laws of the State of New York.

Response: In response to the Staff’s comment, we have filed a revised legal opinion as an exhibit to the Amendment. Such revised opinion adds the laws of the State of New York as one of the jurisdictions on which we are expressing an opinion.

*        *        *        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of its filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission
Suzanne Hayes, Assistant Director
Christina Thomas

Cyclacel Pharmaceuticals, Inc.
Spiro Rombotis, President and Chief Executive Officer
Paul McBarron, Executive Vice President, Finance, Chief Operating Officer & Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.
Merav Gershtenman, Esq.